Filed by Sanofi-Synthélabo
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: January 26, 2004

Important Information

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

     At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

     This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

     This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthélabo will file with the SEC. Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

Naissance du n°1 en Europe, n°3 mondial de l'industrie pharmaceutique L'offre de Sanofi-Synthelabo aux actionnaires d'Aventis 26 janvier 2004

Avertissement / Note Information complementaire Pour les besoins de l'acquisition envisagee d'Aventis, Sanofi-Synthelabo deposera un document d'offre americain (registration statement on Form F-4) aupres de la United States Securities and Exchange Commission (SEC), lequel comprendra un prospectus preliminaire et des documents relatifs a l'offre d'echange, afin d'enregistrer les actions Sanofi- Synthelabo (y compris celles representees par des ADS Sanofi-Synthelabo) qui seront emises en echange des actions Aventis detenues par les porteurs situes aux Etats-Unis d'Amerique ou des ADS detenus par les porteurs ou qu'ils soient situes, ainsi qu'un Statement on Schedule TO. Il est fortement recommande aux actionnaires Aventis de lire le document d'offre americain (registration statement) et le prospectus preliminaire, les documents d'offre d'echange y afferents et la version finale du prospectus (lorsqu'il sera disponible), le Statement on Schedule TO, tout autre document approprie depose aupres de la SEC, ainsi que les avenants et les complements a ces documents contenant des informations importantes. Les investisseurs et les actionnaires Aventis peuvent obtenir sans frais des exemplaires du document d'offre americain (registration statement), du prospectus preliminaire et de sa version finale, d'autres documents relatifs a l'offre d'echange ainsi que le Statement on Schedule TO (lorsqu'il sera disponible) ainsi que d'autres documents appropries deposes aupres de la SEC, sur le site web de la SEC (www.sec.gov). Ils recevront, au moment opportun, des informations sur la maniere d'obtenir, sans frais, les documents relatifs a l'operation par Sanofi-Synthelabo ou par son mandataire dument designe. Sanofi-Synthelabo publiera en Allemagne, au moment opportun, un prospectus d'offre conformement au droit allemand, qui sera le seul document applicable dans le cadre de l'offre publique faite par Sanofi-Synthelabo aux actionnaires Aventis residant en Allemagne (l'« Offre Allemande »). Toute decision d'apporter des actions Aventis en echange d'actions Sanofi-Synthelabo dans le cadre de l'Offre Allemande devrait etre prise exclusivement au regard des termes et des conditions de l'Offre Allemande, une fois ouverte, ainsi qu'au regard des informations contenues dans le prospectus d'offre qui sera publie en Allemagne. Ce document a ete prepare a des fins d'information uniquement. Il ne constitue ni une offre d'achat ou d'echange, ni une sollicitation d'une offre pour la vente ou l'echange d'actions Aventis ni une offre de vente ou d'echange, ni une sollicitation d'une offre pour l'acquisition ou l'echange d'actions Sanofi-Synthelabo. Il ne constitue pas plus une offre de vente ou d'echange de titres dans un pays (y compris les Etats-Unis d'Amerique, l'Allemagne, l'Italie et le Japon) dans lequel une telle offre, sollicitation, vente ou echange est illegal. Sa diffusion peut, dans certains pays, faire l'objet de restrictions legales ou reglementaires. Par consequent, les personnes qui l'obtiendraient doivent s'informer de l'existence de telles restrictions et s'y conformer. La sollicitation d' offres pour l'acquisition des actions Sanofi-Synthelabo (y compris celles representees par des ADS Sanofi-Synthelabo) faite aux Etat- Unis d'Amerique ne pourra etre effectuee que sur la base du prospectus et des documents d'offre y afferents que Sanofi-Synthelabo a l'intention d'adresser aux porteurs de titres Aventis. Les actions Sanofi-Synthelabo (y compris celles representees par des ADS Sanofi-Synthelabo) ne peuvent etre cedees et les offres d'achat ne peuvent etre acceptees, aux Etats-Unis d'Amerique, avant que le document d'offre americain n'ait recu son visa. Aucune offre de titres ne peut etre effectuee aux Etats-Unis d'Amerique sans prospectus conforme aux conditions enumerees dans la Section 10 du United States Securities Act of 1933, tel que modifie. En France, les actionnaires Aventis sont pries de se reporter a la note d'information lorsqu'elle aura ete publiee, apres visa de l'Autorite des marches financiers (AMF). Declarations prospectives Ce document contient des informations et des declarations prospectives concernant Sanofi-Synthelabo, Aventis et leurs activites combinees a l'issue de l'operation envisagee. Ces declarations ne constituent pas des faits historiques. Ces declarations comprennent des projections financieres et des estimations ainsi que les hypotheses sur lesquelles celles-ci reposent, des declarations portant sur des projets, des objectifs et des attentes concernant des operations, des produits et des services futurs ou les performances futures. Ces declarations prospectives peuvent souvent etre identifiees par les mots « s'attendre a », « anticiper » , « croire », « planifier » ou « estimer », ainsi que par d'autres termes similaires. Bien que la direction de Sanofi-Synthelabo estime que ces declarations prospectives sont raisonnables, les investisseurs et les porteurs de titres Aventis sont alertes sur le fait que ces declarations prospectives sont soumises a de nombreux risques et incertitudes, difficilement previsibles et generalement en dehors du controle de Sanofi-Synthelabo, qui peuvent impliquer que les resultats et developpements attendus different significativement de ceux qui sont exprimes, induits ou prevus dans les informations et declarations prospectives. Ces risques et incertitudes comprennent ceux qui sont developpes ou identifies dans les documents publics deposes par Sanofi-Synthelabo et Aventis aupres de l'AMF et de la SEC, y compris ceux enumeres sous la section « Facteurs de risque » du document de reference de Sanofi-Synthelabo et les sections « Cautionary Statement Concerning Forward-Looking Statements » et « Risk Factors » du prospectus preliminaire compris dans le document d'offre americain (registration statement on Form F-4) que Sanofi-Synthelabo deposera aupres de la SEC. Sanofi-Synthelabo ne prend aucun engagement de mettre a jour les informations et declarations prospectives. Des exemplaires du document d'offre americain (registration statement), du prospectus preliminaire et de sa version finale (lorsqu'elle sera disponible) ainsi que d'autres documents publics deposes aupres de la SEC peuvent etre obtenus sans frais de la maniere decrite ci-dessus. Ventes developpees Les ventes developpees comprennent les ventes consolidees par Sanofi-Synthelabo, diminuees des ventes de produits aux partenaires, et les ventes non consolidees realisees par ces derniers au sein des accords avec Bristol-Myers Squibb sur Plavix(r)/Iscover(r) (clopidogrel) et Aprovel(r)/Avapro(r)/Karvea(r) (irbesartan), avec Fujisawa sur Stilnox(r)/Myslee(r) (zolpidem), et avec Organon sur Arixtra(r) (fondaparinux) telles qu'elles ont ete communiquees a Sanofi-Synthelabo par ses partenaires. Les ventes developpees sont un indicateur utile car elles montrent les tendances de la presence globale des produits Sanofi-Synthelabo sur le marche mondial.

Jean-Francois DEHECQ President - Directeur General

Un projet strategique : la creation d'un leader qui generera une croissance forte, durable et profitable. Une mise en oeuvre rapide et efficace sous la conduite de Sanofi-Synthelabo, avec 1,6 Mds &128; de synergies annuelles avant impots en 2006. Une offre attractive. Une operation creatrice de valeur pour l'ensemble des actionnaires et dans l'interet des salaries et des patients. L'offre de Sanofi-Synthelabo aux actionnaires d'Aventis

Accelerer la croissance attendue du chiffre d'affaires par une politique adaptee aux produits et aux pays. Optimiser les grands lancements a venir grace a la combinaison des moyens marketing et commerciaux de Sanofi-Synthelabo et d'Aventis. Accelerer la R&D en recentrant les ressources combinees sur les projets les plus prometteurs. Ameliorer la rentabilite grace a la dynamique de croissance et a l'optimisation de l'organisation. Un projet strategique : la creation d'un leader qui generera une croissance forte, durable et profitable

Un groupe qui a tenu ses engagements, qui a su croitre plus vite que la moyenne de ses concurrents, tant en matiere de chiffre d'affaires que de resultats, et qui s'appuiera sur les meilleures competences des equipes de Sanofi- Synthelabo et d'Aventis pour mener a bien ce projet. Une mise en oeuvre rapide et efficace sous la conduite de Sanofi-Synthelabo

Une prime de 15,2% sur la moyenne des cours du dernier mois(1), valorisant Aventis a 47 Mds &128;(2). Une offre comprenant 19% de numeraire et 81% de titres Sanofi-Synthelabo (Mix and Match)(3). Une offre relutive des 2004, hors impact de la comptabilisation de l'operation(4). Une offre pleinement soutenue par Total et L'Oreal. (1) Sur la base de la moyenne ponderee par les volumes des cours de cloture de Sanofi-Synthelabo et d'Aventis sur le mois precedant le 21/01/2004 (inclus) (2) Sur la base d'un nombre d'actions non dilue (hors actions autodetenues) (3) Dividende attache - voir page 28 (4) Sur la base du Resultat Net Ajuste des activites strategiques Une offre attractive

Un leader qui generera une croissance forte, durable et profitable Ce qui devrait se traduire par un multiple boursier en ligne avec celui des meilleurs de l'industrie pharmaceutique Et entrainer une revalorisation du titre Une operation creatrice de valeur

Un projet strategique : la creation d'un leader qui generera une croissance forte, durable et profitable

0 5 10 15 20 25 30 35 40 45 Pfizer GSK Sanofi-Synthelabo/ Aventis Merck J&J Novartis AstraZeneca Aventis BMS Roche Abbott Wyeth Eli Lilly Schering-Plough Sanofi-Synthelabo Ventes developpees Sanofi-Synthelabo Ventes IMS Sanofi-Synthelabo Ventes IMS Aventis Ventes(1) (Mds d'&128;) (1) Source: ventes IMS sur les 12 mois precedant le 30 septembre 2003 Sanofi-Synthelabo et Aventis dans la pharmacie mondiale (ventes IMS)

Regrouper Sanofi-Synthelabo et Aventis... (1) Resultat net avant elements exceptionnels et amortissement des ecarts d'acquisition (2) Activites pharmaceutiques et vaccins d'Aventis ainsi que les 50% d'Aventis dans Merial et ses activites corporate (3) Sur la base d'un nombre d'actions non dilue (hors actions autodetenues) et de la moyenne ponderee par les volumes des cours de cloture de Sanofi-Synthelabo et d'Aventis sur le mois precedant le 21/01/2004 (inclus) (4) Au 31 decembre 2002 Chiffre d'affaires 2002 Marge nette 2002(1) Capitalisation boursiere(3) Salaries(4) Domaines d'excellence 7,4 Mds &128; en consolide 9,6 Mds &128; en developpe 20,6 Mds &128; en consolide 17,6 Mds &128; pour les activites strategiques(2) 24% 15% pour les activites strategiques(2) 40 Mds &128; 41 Mds &128; Plus de 30 000 Plus de 70 000 Cardiovasculaire, thrombose, systeme nerveux central (SNC), cancer et medecine interne Thrombose, allergie, cancer, cardiovasculaire, diabete et vaccins Sanofi-Synthelabo Aventis

Note: budget mondial de R&D de 4,3 Mds &128; pro forma consolide 2002 pour les activites strategiques Chiffre d'affaires pro forma consolide 2002 de 25 Mds &128; pour les activites strategiques. Part de marche mondiale de 5%. Budget mondial de R&D parmi les 3 premiers. Siege social en France, forte implantation en Allemagne et aux Etats-Unis, presence directe au Japon. ....Pour creer le n°1 en Europe, n°3 mondial de l'industrie pharmaceutique

Avec des positions geographiques fortes Amerique du Nord N°9 8,0 Mds &128;(1) 4% PdM Europe Occidentale N°1 9,8 Mds &128; 9% PdM Amerique Latine N°2 0,9 Mds &128; 7% PdM Japon N°14 1,0 Mds &128; 2% PdM Europe de l'Est N°2 0,5 Mds &128; 7% PdM Afrique/Moyen-Orient N°1 0,6 Mds &128; 9% PdM Asie Pacifique N°3 0,9 Mds &128; 5% PdM Note: Les ventes, classements et parts de marche sont bases sur les donnees IMS sur les 12 mois precedant le 30 septembre 2003 (1) Ventes developpees nord-americaines de 10,2 Mds &128;, sur la base des ventes IMS sur les 12 mois precedant le 30 septembre 2003

Presence largement etablie dans des axes therapeutiques majeurs : cardiovasculaire/thrombose, cancer, diabete, SNC, medecine interne, vaccins. Les atouts de Sanofi-Synthelabo : Productivite de la R&D Portefeuille de R&D capable d'engendrer des medicaments a fort potentiel Forte croissance dans toutes les regions du monde, s'appuyant sur de grands produits et sur une gestion adaptee des produits matures Les atouts d'Aventis : Importants moyens de recherche Expertise dans la gestion du cycle de vie (LCM) des produits Infrastructures commerciales importantes aux Etats-Unis Implantation directe au Japon S'appuyer sur des atouts complementaires...

Developper les ventes du portefeuille existant, qui contient des produits majeurs dans des domaines therapeutiques a forte croissance. Recentrer les ressources de R&D sur les projets les plus prometteurs. Optimiser les ressources marketing et commerciales pour soutenir les produits existants et les lancements a venir. Integrer rapidement les equipes et les activites sous la direction d'une equipe solidaire. ....Pour creer plus de valeur

Ketek(r) Copaxone(r) Actonel(r) Xatral(r) Lantus(r) Amaryl(r) Eloxatine(r) Delix(r) Aprovel/Avapro(r) Taxotere(r) Stilnox/Ambien(r) Lovenox(r) Allegra(r) Plavix(r) 0.1 0.1 0.1 0.2 0.4 0.6 0.6 0.9 1 1.2 1.5 1.7 2 2.7 Un important portefeuille de medicaments a forte croissance Croissance annuelle des ventes(1) Ventes au 30/09 (Mds &128;)(1) (1) Bases sur les chiffres IMS sur les 12 mois precedant le 30 septembre 2003 (2) Ventes consolidees IMS de 0,9 Mds d'&128; et croissance de 44% (3) Ventes consolidees IMS de 0,6 Mds d'&128; et croissance de 31% (2) (3) 9 produits > a 500 M&128; (dev) (dev)

Systeme nerveux central Stilnox/Ambien(r), Copaxone(r). Thrombose Plavix(r), Lovenox(r). Cardiovasculaire Aprovel/Avapro(r), Delix(r) . Cancer Eloxatin(r), Taxotere(r). Diabete Lantus(r), Amaryl(r). Urologie Xatral(r) / Xatral OD(r). Vaccins(1) Source: IMS 2002 Global Analyser Note: Les barres bleu fonce indiquent les axes therapeutiques majeurs de Sanofi-Synthelabo/Aventis (1) Croissance historique de l'industrie des vaccins estimee a 12% (source : presentation analystes Aventis du 26 septembre 2003) Produits Sanofi-Synthelabo / Produits Aventis Taux de croissance annuel moyen des ventes 99-02 (%) Des produits majeurs dans des domaines therapeutiques a forte croissance 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% Immunologie Hematologie Urologie Diabetes Thrombose Oncologie Systeme nerveux central Sante feminine Musculaire - Osseux Systeme Respiratoire Hormonal Cardiovasculaire Organes sensoriels Anti-infectieux GI/Metabolisme Dermatologie

Source : Communication Sanofi-Synthelabo, Aventis et analystes financiers Un portefeuille et des budgets de R&D garants d'une croissance a long terme Produits Sanofi-Synthelabo / Produits Aventis

Hugo Victor x Pfizer 11.6 11.6 GSK 7.1 7.1 Sanofi/Aventis 4.6 2 6.6 Merck & Co. 6.5 6.5 Novartis 6.3 6.3 AstraZeneca 6 6 J&J 5.8 5.8 Abbott 5.1 5.1 Eli Lilly 4.6 4.6 Wyeth 4.6 4.6 BMS 4.4 4.4 Roche 2.6 2.6 Sanofi-Synthelabo Aventis ....Qui beneficieront tous d'importantes forces marketing et commerciales. Force de vente US en milliers Source : Scott Levin Q1, 2003 Un fort potentiel de developpement aux Etats-Unis De grands produits a forte croissance: Plavix(r), Avapro(r), Eloxatin(r), Ambien(r), Taxotere(r), Lovenox(r), De nombreux lancements attendus: UroXatral, Zolpidem MR, Rimonabant, Dronedarone, Alvesco(r), Apidra(r), Genasense(r), Ketek(r), Vaccines, Un "pipeline" de molecules riche, en particulier dans le systeme nerveux central et en oncologie,

Des synergies de couts resultant notamment de l'optimisation des structures. Des synergies de chiffre d'affaires generees notamment par l'amelioration de la croissance des produits de Aventis sur les marches hors Etats-Unis. Des couts de restructuration (non recurrents) de l'ordre de 2 milliards d'euros avant impots. Montant annuel des synergies avant impots 1,0 1,6 0,2 0.5 1.0 1.5 2.0 2004 2005 2006 10% 60% 100% (Mds &128;) Une integration rapide generatrice de fortes synergies 1,25 Des synergies totales representant 6,4% du CA pro forma 2002 des activites strategiques.

Une mise en oeuvre rapide et efficace sous la conduite de Sanofi-Synthelabo

Accelerer la croissance des resultats Un des meilleurs taux de croissance de l'industrie pharmaceutique : 42% de croissance annuelle moyenne du BNPA entre 1999 et 2002(1). Croissance des ventes nettement superieure a celle du marche. Progression des ventes developpees aux Etats-Unis de 1,4 Mds &128; en 1999 a 4 Mds &128; en 2003. Pleine reussite de la reprise de la commercialisation d'Ambien(r) aux Etats-Unis. Obtention d'indications supplementaires pour Plavix(r), Aprovel(r) et Eloxatine(r). Lancement d'Eloxatin(r) et d'UroXatral(r) aux USA, lancement d'Elitek(r) et d'Arixtra(r). 9 produits en phase III et 8 produits en phase II b. Synergies pleinement obtenues selon le calendrier annonce. Integration reussie des equipes. Accelerer le developpement international Realiser les synergies Poursuivre le dynamisme de la R&D Engagements pris lors de la fusion Sanofi - Synthelabo Resultats (1) Taux de croissance annuel moyen du benefice net par action avant elements exceptionnels et amortissement des ecarts d'acquisition Un groupe qui a toujours tenu ses engagements

(1) Source : Chiffre IMS pour les 12 mois au 30 septembre 2003 Amerique du nord Reste du monde Europe Monde Sanofi- Synthelabo Marche Aventis Une croissance des ventes superieure a celle du marche 2001 2002 MAT 09/03 Victor 0.297 0.214 0.361 Marche 0.182 0.119 0.105 Hugo 0.338 0.22 0.135 2001 2002 MAT 09/03 Victor 0.123 0.098 0.109 Marche 0.102 0.087 0.079 Hugo 0.068 0.062 0.051 2001 2002 MAT 09/03 Victor 0.164 0.139 0.177 Marche 0.134 0.097 0.088 Hugo 0.163 0.123 0.09 2001 2002 MAT 09/03 Victor 0.177 0.222 0.188 Marche 0.08 0.06 0.063 Hugo 0.105 0.074 0.082 (1)

Ventes consolidees Sanofi-Synthelabo Mds &128; 12% par an en consolide(1) 16% par an en developpe(1) (1) Croissance annuelle moyenne (2) Croissance avant elements exceptionnels et amortissement des ecarts d'acquisition Et une performance financiere de premier plan BNPA Sanofi-Synthelabo(2) Earnings Per Share (&128;) Sales 1999 0.85 5.2 2000 1.31 6 2001 1.88 6.5 2002 2.42 7.5 &128; 42% par an(1) 7,4 6,5 6,0 5,4 0,0 1,0 2,0 3,0 4,0 5,0 6,0 7,0 8,0 9,0 1999 2000 2001 2002

Chiffre d'affaires consolide : 8,0 Mds &128; soit + 15,6 % Ventes developpees : 10,6 Mds &128; soit + 20,4 % Chiffre d'affaires consolide : 1,3 Mds &128; + 37,4% Ventes developpees : 3,2 Mds &128; + 39,9% Chiffre d'affaires consolide : 0,7 Mds &128; + 24,4% Ventes developpees : 1,3 Mds &128; + 27,5% Chiffre d'affaires consolide : 1,3 Mds &128; + 10,4% Chiffre d'affaires consolide : 0,8 Mds &128; + 125,8% CA consolide par region Europe: + 10,4% Etats-Unis: + 32,9% Autres Pays: + 13,1% Qui est confirmee en 2003 (1) a perimetre et change comparables (2) hors Ticlid substitue par Plavix et Corotrope/primacor generique en mai 2002 aux USA (2) hors Ticlid substitue par Plavix et Corotrope/primacor generique en mai 2002 aux USA (2) hors Ticlid substitue par Plavix et Corotrope/primacor generique en mai 2002 aux USA (2) hors Ticlid substitue par Plavix et Corotrope/primacor generique en mai 2002 aux USA (2) hors Ticlid substitue par Plavix et Corotrope/primacor generique en mai 2002 aux USA (2) hors Ticlid substitue par Plavix et Corotrope/primacor generique en mai 2002 aux USA (2) hors Ticlid substitue par Plavix et Corotrope/primacor generique en mai 2002 aux USA (2) hors Ticlid substitue par Plavix et Corotrope/primacor generique en mai 2002 aux USA (2) hors Ticlid substitue par Plavix et Corotrope/primacor generique en mai 2002 aux USA Chiffre d'Affaires 2003, evolution a donnees comparables(1) CA consolide produits 10 premiers produits: + 26,9% Reste du portefeuille(2): + 2,2%

Une offre attractive

Cours au 21/01/2004 53,80 &128; +14,3%(2) Moyenne 1 mois 52,46 &128; +15,2%(3) Moyenne 3 mois 49,44 &128; +18,4%(3) 12 mois Plus haut (19/01/2004) 54,75 &128; +12,9%(4) Plus bas (12/03/2003) 38,06 &128; +21,6%(4) Cours d'Aventis Notre Offre valorise l'action Aventis a 60,43 &128;(1) Prime attractive pour les actionnaires d'Aventis Prime induite Note: Toutes les moyennes sont calculees sur la base des cours de cloture en ponderant par les volumes sur les periodes considerees precedant le 21/01/2004 (inclus). (1) Sur la base de la moyenne 1 mois des cours de cloture de Sanofi-Synthelabo au 21 janvier 2004 (inclus) (2) Sur la base du cours de cloture de Sanofi-Synthelabo au 21 janvier 2004 (3) Sur la base de la moyenne des cours de Sanofi-Synthelabo et Aventis sur la periode consideree (4) Periode precedant le 21/01/2004 (inclus). Pour Sanofi-Synthelabo, le plus haut a ete atteint le 2 janvier 2004 et le plus bas le 13 fevrier 2003

Offre faite en France, aux Etats-Unis et en Allemagne. Sanofi-Synthelabo offre : 5 actions Sanofi-Synthelabo, dividende attache(1), + 69 &128; en numeraire pour 6 actions Aventis, dividende attache(2) ("Offre Principale"), ou 35 actions Sanofi-Synthelabo, dividende attache(2), pour 34 actions Aventis, dividende attache(2), ("Offre Publique d'Echange Subsidiaire"), ou 60,43 &128; en numeraire par action Aventis, dividende attache(2) ("Offre Publique d'Achat Subsidiaire") Les actionnaires d'Aventis pourront choisir une branche ou une combinaison des differentes branches ci-dessus, sous reserve de reallocations permettant au final que 81%(3) des actions Aventis apportees a l'offre soient echangees contre des actions Sanofi-Synthelabo et 19% contre du numeraire. Caracteristiques de l'offre... (1) Les actionnaires d'Aventis percevront tout dividende paye par Sanofi-Synthelabo au titre de son exercice 2003, ainsi que tout autre dividende qui serait paye a l'issue du reglement - livraison des offres (ou apres toute offre ulterieure) (2) Si Aventis decide de distribuer un dividende, les termes de l'offre proposes aux actionnaires d'Aventis seront reduits d'un montant equivalent a la valeur du dividende net paye. Se reporter a la note d'offre pour plus d'informations (3) Sous reserve d'un ajustement dans le cas ou Aventis paierait un dividende avant le reglement - livraison de l'offre

L'offre est conditionnelle a l'obtention de plus de 50% du capital et des droits de vote totalement dilues d'Aventis. L'offre est conditionnelle a l'achevement de la revue par les autorites americaines de la concurrence. Les actionnaires actuels de Sanofi-Synthelabo detiendront approximativement 51% du groupe elargi, et les anciens actionnaires de Aventis approximativement 49%(1) ....caracteristiques de l'offre (1) Sur une base non diluee, hors actions autodetenues, et dans l'hypothese ou 100% des actions Aventis sont apportees a l'offre

Contacts preliminaires pris avec les Autorites de la Concurrence en Europe et aux Etats-Unis. Depot de l'offre aupres des Autorites de marche. Depot des dossiers aupres des Autorites de la concurrence. Avis de recevabilite de l'AMF. Revue et effectivite des documents d'offre par la SEC. AGE Sanofi-Synthelabo. Cloture prevue au 2eme trimestre 2004. Processus de l'offre - Principales etapes

Informations financieres

L'operation sera comptabilisee selon la methode de l'acquisition a la juste valeur en application des normes comptables francaises. L'application de cette methode aura des impacts comptables sans effet de tresorerie l'annee de l'acquisition et les annees suivantes. Pour faciliter la comparaison dans le temps, un « resultat net ajuste », sera egalement utilise eliminant ces impacts ainsi que celui des couts d'integration et de restructuration. La notion de resultat net ajuste pour les activites strategiques(1) sera la plus pertinente pour suivre la performance du groupe, tant en interne qu'en externe, et servira de base pour definir la politique de dividende. (1) Definies comme la combinaison des activites de Sanofi-Synthelabo avec les activites pharmaceutiques et vaccins d'Aventis ainsi que les 50 % d'Aventis dans Merial, et ses activites corporate Traitement comptable de l'operation

Effets sur le compte de resultat Amortissement/ depreciation des immobilisations incorporelles d'Aventis(1) Charges/produits, lies a la reevaluation des autres actifs et passifs d'Aventis(1) Amortissement de l'ecart d'acquisition genere par la transaction Charges liees a la reevaluation des stocks (< 1 an)(1) Couts d'integration et de restructuration(1) Acquisition de Recherche et Developpement en cours Long terme Court terme Immediat (1) Incluant l'effet fiscal Traitement comptable de l'acquisition en normes francaises: Methode de l'« acquisition a la juste valeur »

RESULTAT NET COMPTABLE (NORMES FRANCAISES) MOINS : ELIMINATIONS DES IMPACTS LIES AU TRAITEMENT COMPTABLE DE L'OPERATION Charge exceptionnelle liee a l'acquisition de Recherche et Developpement en cours Charges liees a la reevaluation des stocks d'Aventis, nettes d'impots Charges d'amortissement/depreciation generees par la reevaluation des immobilisations incorporelles d'Aventis, nettes d'impots Charges/produits, lies a la reevaluation des autres actifs et passifs d'Aventis, nets d'impots Charges d'amortissement de l'ecart d'acquisition genere par l'operation MOINS : COUTS D'INTEGRATION ET DE RESTRUCTURATION, nets d'impots = RESULTAT NET AJUSTE Definition du resultat net ajuste

3,11 &128; 3,47 &128; BNPA ajuste (non dilue) pro forma 4,3 Mds &128; 4,8 Mds &128; Resultat net ajuste pro forma (3,27) &128; (2,91) &128; BNPA (non dilue) pro forma (4,5) Mds &128; (4,0) Mds &128; Resultat net comptable pro forma 25,0 Mds &128; 28,1 Mds &128; Chiffre d'affaires pro forma Activites Strategiques Combine Elements du compte de resultats 2002 pro forma 2,42 &128; 2,42 &128; BNPA Sanofi-Synthelabo 2002 historique Perimetre du groupe

Partie numeraire de l'acquisition estimee a 9,1 Mds &128;(1). Mise en place d'une ligne de credit syndiquee pour couvrir le cout d'acquisition et les besoins de refinancement d'Aventis. Dette liee a l'acquisition remboursee en 5 ans maximum par la generation de « cash flow ». Sanofi-Synthelabo a l'intention de demander rapidement une notation publique aux agences de rating. Financement de l'offre (1) Dans l'hypothese ou 100% des actions existantes Aventis, hors autodetention, sont apportees a l'offre

Conclusion

Naissance du n°1 en Europe, n°3 mondial de l'industrie pharmaceutique Un projet strategique : la creation d'un leader qui generera une croissance forte, durable et profitable. Une mise en oeuvre rapide et efficace sous la conduite de Sanofi-Synthelabo, avec 1,6 Mds d'&128; de synergies annuelles avant impots en 2006. Une offre attractive. Une operation creatrice de valeur pour l'ensemble des actionnaires et dans l'interet des salaries et des patients. L'offre de Sanofi-Synthelabo aux actionnaires d'Aventis

Annexes

Analyse de PEG 2004

40


PEG = 3
PEG = 2
PEG = 1
PER 2004 (avant amortissement des survaleurs)
30x
25x
20x
15x
10x
5x
0x
0%
5%
10%
15%
20%
25%
30%
Roche (post-g/w)
Elli Lilly
AstraZeneca
Roche
Abbott Labs
Novartis
Pfizer
Sanofi-Synthelabo (post-g/w)
Sanofi-Synthelabo
Johnson & Johnson
GlaxoSmithkline
Merck
Aventis (post-g/w)
Wyeth
Aventis
Croissance à long terme du résultat net avant amortissement des survaleurs (03-06)

Note : Sur la base de la moyenne un mois des cours de clôture au 21 janvier 2004. Sur une base non diluée. Bristol-Myers Squibb et Schering-Plough sont exclus de l'échantillon (PEG non significatifs)

Source : Datastream ; notes de brokers

sanofi~synthelabo
L'essentiel c'est la santé.

Source : Datastream. Base 100 au 1er janvier 2000 Cours de bourse (&128;) Analyse de la performance boursiere depuis Janvier 2000 44% (38%) 2% (0%) Sanofi-Synthelabo Aventis DJ Eurostoxx Pharma CAC 40 1/3/2000 100 100 100 100 1/4/2000 93.78 98.76 95.18 95.85 1/5/2000 89.83 97.7 94.67 92.6 1/6/2000 93.28 97.61 95.83 92.1 1/7/2000 98.26 101.77 99.67 93.62 1/10/2000 96.14 105.31 101.26 95.42 1/11/2000 97.39 106.02 101.89 94.87 1/12/2000 95.27 107.88 101.85 94.34 1/13/2000 94.65 108.67 101.29 95.2 1/14/2000 98.73 109.38 103.43 97.8 1/17/2000 97.14 106.37 101.68 98.74 1/18/2000 92.04 102.21 98.19 95.87 1/19/2000 92.29 100.97 97.2 95.47 1/20/2000 92.06 100.71 96.77 96.49 1/21/2000 91.42 100.88 96.72 96.01 1/24/2000 90.05 100 95.85 96.17 1/25/2000 86.69 97.35 93.57 94.59 1/26/2000 92.04 94.96 94 95.42 1/27/2000 94.53 93.81 94.4 96.13 1/28/2000 95.77 93.1 94.83 96.85 1/31/2000 95.77 95.75 95.82 95.65 2/1/2000 96.52 99.12 97.97 97.57 2/2/2000 99 101.42 100.23 100.5 2/3/2000 98.26 101.42 100.17 103.93 2/4/2000 97.01 101.77 100.31 106.06 2/7/2000 97.01 101.86 100.17 104.84 2/8/2000 97.61 102.3 100.72 106.43 2/9/2000 96.02 96.73 99.27 105.99 2/10/2000 98.26 95.4 98.99 104.9 2/11/2000 97.01 92.04 96.87 106.25 2/14/2000 98.26 92.04 97.56 105.93 2/15/2000 98.88 91.24 97 102.96 2/16/2000 101.99 90.35 98.01 102.18 2/17/2000 106.97 90.27 99.92 104.02 2/18/2000 106.72 90.27 99.69 102.46 2/21/2000 102.99 89.82 98.26 100.84 2/22/2000 101.74 90.62 97.64 100.78 2/23/2000 101.97 93.81 99.36 101.92 2/24/2000 101.24 97.79 100.97 102.73 2/25/2000 100.75 94.69 99.61 104.58 2/28/2000 99.88 94.16 99.09 103.13 2/29/2000 99.48 93.81 99.11 104.62 3/1/2000 100.75 93.27 100.36 105.73 3/2/2000 101.99 90.18 99.35 109.47 3/3/2000 104.23 88.14 99.05 110.08 3/6/2000 103.48 90.8 99.93 110.62 3/7/2000 103.48 90.35 99.67 108.86 3/8/2000 101.24 84.69 96.34 107.23 3/9/2000 99.5 84.64 95.71 108.55 3/10/2000 98.73 86.64 96.22 110.02 3/13/2000 94.53 86.51 94.9 107.09 3/14/2000 98.76 86.64 96.16 107.32 3/15/2000 98.26 87.96 96.6 104.59 3/16/2000 104.48 96.02 104.22 105.77 3/17/2000 98.88 97.7 103.45 106.54 3/20/2000 97.26 94.69 102.62 107.35 3/21/2000 100.5 98.14 105.06 106.82 3/22/2000 101.99 102.04 107.62 106.12 3/23/2000 99.48 97.35 104.71 105.93 3/24/2000 97.64 94.51 103.14 107.55 3/27/2000 97.49 93.45 102.15 109.02 3/28/2000 96.27 95.58 102.56 110.26 3/29/2000 97.44 95.58 102.92 109.94 3/30/2000 95.9 97.26 103.32 106.7 3/31/2000 99.13 101.24 107.63 106.23 4/3/2000 98.63 99.12 106.15 103.6 4/4/2000 100.1 108.32 111.99 105.15 4/5/2000 100.4 107.96 110.02 102.02 4/6/2000 99.5 104.78 109.81 105.18 4/7/2000 99.83 105.31 108.42 106.6 4/10/2000 103.73 107.61 110.02 107.56 4/11/2000 97.94 108.67 109.36 105.81 4/12/2000 104.48 111.95 113.6 105.43 4/13/2000 106.84 111.5 113.89 105.86 4/14/2000 104.23 110.27 112.15 102.51 4/17/2000 103.73 106.99 110.52 102.42 4/18/2000 100.8 106.19 109.46 103.89 4/19/2000 106.97 105.75 112.19 104.21 4/20/2000 111.44 103.89 112.31 105.36 4/21/2000 111.44 103.89 112.31 105.36 4/24/2000 111.44 103.89 112.31 105.36 4/25/2000 109.45 109.47 114.58 106.81 4/26/2000 102.24 109.12 113.26 108 4/27/2000 101.24 106.73 111.2 105.59 4/28/2000 102.11 107.08 111.62 108.49 5/1/2000 102.11 107.08 111.62 108.49 5/2/2000 105.07 108.76 113.39 110.9 5/3/2000 105.72 110.62 114.51 108.76 5/4/2000 106.99 111.68 115.07 109.71 5/5/2000 106.84 112.39 116 110.62 5/8/2000 107.69 112.39 115.72 110.09 5/9/2000 108.21 115.04 116.46 107.64 5/10/2000 109.2 113.63 116.12 105.85 5/11/2000 112.11 115.75 117.74 107.82 5/12/2000 108.21 114.51 115.5 108.99 5/15/2000 109.45 114.87 116.15 108.03 5/16/2000 110.2 114.6 117.59 110.82 5/17/2000 109.45 110.8 115.6 109.05 5/18/2000 111.44 115.04 118.17 109.03

Cours de bourse ($) Source : Datastream. Base 100 au 1er janvier 2000 Analyse de la performance boursiere depuis Janvier 2000 (22%) 27% (11%) Sanofi-Synthelabo Aventis US Major Pharma S&P 500 1/3/2000 100 100 100 100 1/4/2000 95.16 100.21 95.7 96.17 1/5/2000 91.45 99.47 97.68 96.35 1/6/2000 95.08 99.49 100.36 96.44 1/7/2000 99.57 103.13 108.45 99.06 1/10/2000 97.2 106.47 105.65 100.16 1/11/2000 98.78 107.53 105.34 98.86 1/12/2000 96.4 109.15 105.73 98.42 1/13/2000 95.76 109.95 105.89 99.62 1/14/2000 98.45 109.07 107.08 100.68 1/17/2000 96.47 105.64 107.08 100.68 1/18/2000 91.64 101.77 104.41 99.99 1/19/2000 91.8 100.44 105.01 100.05 1/20/2000 91.55 100.14 103.72 99.34 1/21/2000 90.67 100.06 102.62 99.05 1/24/2000 88.9 98.72 97.89 96.31 1/25/2000 85.94 96.5 98.67 96.89 1/26/2000 90.76 93.64 100.06 96.49 1/27/2000 92.02 91.32 100.23 96.11 1/28/2000 92.43 89.85 103.26 93.47 1/31/2000 92.29 92.27 106.4 95.82 2/1/2000 92.49 94.98 105.35 96.84 2/2/2000 94.8 97.11 105.26 96.83 2/3/2000 95.25 98.31 105.17 97.92 2/4/2000 93.62 98.21 104.25 97.88 2/7/2000 93.47 98.14 104.62 97.87 2/8/2000 94.83 99.39 105.73 99.07 2/9/2000 93.62 94.31 102.61 97.01 2/10/2000 95.37 92.59 100.05 97.36 2/11/2000 94.16 89.33 97.07 95.32 2/14/2000 94.85 88.84 98.18 95.51 2/15/2000 95.78 88.38 98.58 96.35 2/16/2000 98.82 87.54 98.65 95.36 2/17/2000 103.88 87.66 96.92 95.4 2/18/2000 103.54 87.58 94.16 92.5 2/21/2000 100.12 87.33 94.16 92.5 2/22/2000 100.91 89.88 95.86 92.92 2/23/2000 100.81 92.74 94.81 93.5 2/24/2000 99.33 95.94 92.2 93 2/25/2000 97.12 91.29 89.79 91.63 2/28/2000 95.11 89.67 90.83 92.64 2/29/2000 94.33 88.95 91.09 93.9 3/1/2000 96.06 88.94 89.01 94.78 3/2/2000 97.07 85.82 89.57 94.95 3/3/2000 98.74 83.5 89.12 96.84 3/6/2000 97.98 85.97 86.11 95.61 3/7/2000 97.59 85.21 81.04 93.16 3/8/2000 95.45 79.84 86.47 93.92 3/9/2000 94.96 80.78 92.36 96.32 3/10/2000 93.79 82.3 91.78 95.87 3/13/2000 90.01 82.38 89.1 95.08 3/14/2000 93.65 82.16 87.51 93.4 3/15/2000 93.78 83.95 93.69 95.67 3/16/2000 100.15 92.04 99.2 100.22 3/17/2000 94.31 93.19 95.82 100.64 3/20/2000 92.88 90.42 95.5 100.1 3/21/2000 96.14 93.89 97.76 102.66 3/22/2000 96.59 96.63 98.23 103.12 3/23/2000 95.08 93.04 97.41 104.96 3/24/2000 93.43 90.45 93.37 104.96 3/27/2000 93.2 89.34 92 104.72 3/28/2000 91.71 91.05 92.97 103.61 3/29/2000 91.49 89.74 95.98 103.66 3/30/2000 90.26 91.54 95.67 102.25 3/31/2000 93.43 95.42 95.67 102.98 4/3/2000 92.91 93.37 100.66 103.49 4/4/2000 94.12 101.85 105.07 102.72 4/5/2000 95.49 102.69 104.04 102.21 4/6/2000 93.99 98.98 100.01 103.17 4/7/2000 94.25 99.43 99.48 104.2 4/10/2000 98.05 101.72 101.29 103.38 4/11/2000 92.88 103.06 104.15 103.12 4/12/2000 98.57 105.62 103.77 100.82 4/13/2000 100.55 104.94 104.2 98.99 4/14/2000 98.15 103.84 100.63 93.22 4/17/2000 97.56 100.63 102.89 96.3 4/18/2000 94.23 99.28 105.38 99.06 4/19/2000 99.1 97.97 104.68 98.09 4/20/2000 103.12 96.14 104.71 98.58 4/21/2000 103.12 96.14 104.71 98.58 4/24/2000 103.14 96.16 107.25 98.26 4/25/2000 99.98 99.99 107.73 101.53 4/26/2000 93 99.26 106.81 100.4 4/27/2000 90.9 95.82 106.51 100.67 4/28/2000 91.65 96.11 105.1 99.81 5/1/2000 91.36 95.81 104.17 100.9 5/2/2000 93.96 97.26 105.55 99.39 5/3/2000 92.84 97.14 104.62 97.24 5/4/2000 94.02 98.14 104.5 96.86 5/5/2000 93.95 98.83 107.45 98.45 5/8/2000 94.8 98.94 110.37 97.87 5/9/2000 96.18 102.25 108.85 97.04 5/10/2000 98.02 101.99 107.33 95.04 5/11/2000 99.79 103.03 105.67 96.74 5/12/2000 96.63 102.26 105.95 97.65 5/15/2000 98.79 103.68 108.27 99.8 5/16/2000 98.24 102.16 109.05 100.74 5/17/2000 96.05 97.23 108.96 99.49 5/18/2000 98.1 101.27 109.96 98.76 79%

Prime attractive pour les porteurs d'ADS Aventis

43

Notre offre valorise l'ADS Aventis à 76,24 $[1]

	Cours de l'ADS Aventis ($)	Prime induite
Cours au 21/01/2004[2]	**68,50 $**	**+13,9%**
Moyenne 1 mois[3]	**66,50 $**	**+14,7%**
Moyenne 3 mois[4]	**60,21 $**	**+19,4%**
12 mois		
Plus haut[5]	68,50 $	+14,7%
Plus bas[6]	42,12 $	+19,8%

(1) *Sur la base de la moyenne pondérée par les volumes des cours de clôture des ADS de Sanofi-Synthélabo sur une période d'un mois arretée au 21/01/04 (inclus) et d'un taux de change moyen de 1,2606 $/€ sur la période*

(2) *Sur la base du cours de clôture des ADS de Sanofi-Synthélabo et avec un taux de change de 1,2617 $/€*

(3) *Sur la base de la moyenne pondérée par les volumes des cours de clôture des ADS de Sanofi-Synthélabo et d'Aventis sur une période d'un mois arrêtée au 21/01/04 (inclus) et d'un taux de change moyen de 1,2606 $/€ sur la période*

(4) *Sur la base de la moyenne pondérée par les volumes des cours de cloture des ADS de Sanofi-Synthélabo et d'Aventis sur une période de 3 mois arrêtée au 21/01/04 (inclus) et d'un taux de change moyen de 1,2235 $/€ sur la période*

(5) *Au 21 janvier 2004. 5 janvier 2004 pour Sanofi-Synthélabo; 21 janvier 2004 pour Aventis. Hypothèse d'un taux de change de 1,2679 $/€*

(6) *Au 21 janvier 2004. 13 février 2003 pour Sanofi-Synthélabo; 12 mars 2003 pour Aventis. Hypothèse d'un taux de change de 1,0834 $/€*